OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-70212

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: eToro USA Securities Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

221 River Street 9th Fl
(No. and Street)

Hoboken	NJ	07030
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Charlie Di Maggio	551 689 2232	Charliedi@etoro.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
(Name – if individual, state last, first, and middle name)

One Manhattan West	New York	NY	10001
(Address)	(City)	(State)	(Zip Code)

10/20/2003	00042
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Charlie Di Maggio _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of eToro USA Securities Inc. _____, as of 12/31 _____, 2 025 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____ *Charlie Di Maggio*

Title: CONTROLLER / FINOP _____

_____
Notary Public

This filing contains (check all applicable boxes):**

- ▣ (a) Statement of financial condition.
- ▣ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ▣ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ▣ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Financial Statement
With Report of Independent Registered Public Accounting Firm

ETORO USA SECURITIES INC.

December 31, 2025

CONTENTS



Ernst & Young LLP
One Manhattan West
New York, NY 10001-8604

Tel: +1 212 773 3000
ey.com

**Shape the future
with confidence**

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors of eToro USA Securities Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of eToro USA Securities Inc. (the Company) as of December 31, 2025 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2025, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2021.

March 13, 2026


eToro USA Securities Inc.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

ASSETS


Cash and cash equivalents	$	6,382,231
Deposit with clearing broker		376,584
Prepaid expenses and other assets		109,297
Due from clearing broker		61,102
Due from affiliate		14,645
Total assets	$	6,943,859


LIABILITIES AND STOCKHOLDER'S EQUITY


Liabilities

Due to affiliate		11,694
Accounts payable and accrued expenses		387,977
Due to clearing broker		35,443
Total liabilities	$	435,114

Stockholder's equity

Common stock, $0.0001 par value per share		
5,000 shares authorized, 1,000 shares issued and outstanding		1
Additional paid-in capital		34,230,566
Accumulated deficit		(27,721,822)
Total stockholder's equity		6,508,745
Total liabilities and stockholder's equity	$	6,943,859

The accompanying notes are an integral part of the financial statement.

NOTE 1.   ORGANIZATION AND NATURE OF BUSINESS

eToro USA Securities Inc. (the "Company" or "we"), is a wholly-owned subsidiary of eToro US Trading LLC (the "Parent"), which is ultimately owned by eToro Group Ltd. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company currently operates in one reportable business segment which represents principally all of the Company's capital markets activity as a broker-dealer. The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business and to manage the Company predominantly in the forecasting and planning process. Additionally, the CODM uses excess net capital (see Note 9), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy and liquidity for operations. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies (See note 2). The measure of total segment assets used by the CODM is total assets as reported on the statement of financial condition.

The Company operates as a non-exchange member and is approved to operate as a fully disclosed introducing broker-dealer brokering online transactions using mobile technology in listed equities, listed options, and exchange traded funds (ETFs) for retail users. Retail users have electronic access to the Company's trading platform, transactions are unsolicited and the Company works in an agency capacity, executing and clearing transactions through its clearing broker, Apex Clearing Corporation ("Apex"). The Company has a fractional shares program which allows customers to purchase and sell stock based on a dollar amount they select rather than the price of a whole share. This may be particularly advantageous for customers who are working with limited capital but want to build a highly diversified portfolio.

NOTE 2.   SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of estimates

The preparation of the financial statement in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. The Company based its estimates on historical experience, anticipated future trends and other assumptions we believe to be reasonable under the circumstances, which together form the basis for making judgements about the carrying values of assets and liabilities. Actual results could differ from those estimates.

Cash and cash equivalents

Cash includes cash deposits at banks. The Company considers all demand and time deposits and all highly liquid investments with an original maturity of three months or less to be cash equivalents. There were no cash equivalents at December 31, 2025.

Prepaid expenses

The Company classifies prepayments made under contracts as prepaid expenses and amortizes these items over the contract terms. These prepaid expenses may include items such as insurance, regulatory fees, web services, data feeds and subscriptions.

Due from Clearing broker

The Company introduces its customers on a fully disclosed basis to Apex. Balances in firm accounts at the clearing broker, excluding deposit accounts, that are due to the Company are recorded as due from clearing broker on the statement of financial condition.

Fractional Shares

The Company offers customers the ability to purchase fractional shares facilitated by our clearing broker-dealer allowing users to purchase stocks on a dollar basis instead of a quantity basis. We do not own or control the stock inventory associated with the fractional program and therefore do not recognize the shares on the statement of financial condition.

Deposit with clearing broker

The Company holds deposits with its clearing broker as part of its introducing and clearing broker arrangements. These funds earn interest which are credited to the Company's deposit account with the clearing broker.

NOTE 3.   INCOME TAXES

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

A valuation allowance may be established to reduce the deferred tax asset to the level at which it is "more likely than not" that the tax asset or benefits will be realized. Realization of tax benefits of deductible temporary differences and operating loss carryforwards depends on having sufficient taxable income of an appropriate character within the carryback or carryforward periods.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained upon review by the taxing authority. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. As of December 31, 2025, there are no uncertain tax positions.

The Company is treated as a corporation for federal tax purposes. The Company is included in the consolidated federal income tax return of the Parent and is also included in certain combined state and local tax returns of eToro USA LLC. The Company's financial statement recognizes the current and deferred income tax consequences that result from the Company's activities during the current and preceding periods pursuant to the provisions of ASC 740, as if the Company were a separate taxpayer rather than a member of the parent company's consolidated income tax return group.

The tax effects of temporary differences related to deferred taxes as of December 31, 2025 were:

	2025
Deferred tax assets	
Net operating loss carryforwards	$7,751,280
Capitalized R&D Expenditures	49,324
Total deferred tax assets	$7,800,604
Deferred tax liabilities	$ -
Net deferred tax asset (liability) before valuation allowance	$7,800,604
Valuation allowance	
Beginning balance	$6,249,042
Increase (decrease) during the period	1,551,562
Ending balance	$7,800,604
Net deferred tax asset (liability)	$ -

Management believes that, based on the positive and negative evidence, including a history of tax losses and lack of carryback potential, it is more likely than not that the deferred tax assets will not be realized, and a full valuation allowance is appropriate.

As of December 31, 2025, the Company had federal net operating losses of $27,555,255 that do not expire. As of December 31, 2025, the Company's New Jersey net operating losses totaling $27,632,571 will begin to expire in 2038.

The Company is not currently under examination by income tax authorities in federal or state jurisdictions. However, because the Company has net operating losses carried forward in several jurisdictions, including federal and various state jurisdictions, certain items attributable to closed tax years may be subject to adjustment by applicable taxing authorities through an adjustment to tax attributes carried forward to open years. All tax returns will remain open for examination by the federal and key state taxing authorities for 3 years and 4 years, respectively, from the date of utilization of any net operating loss carryforwards.

NOTE 4.   RELATED PARTY TRANSACTIONS

As of December 31, 2025, the Company had a payable of $11,694 due to eToro USA LLC, an affiliate, included in due to affiliate on the statement of financial condition. The Company has an expense sharing agreement with eToro USA LLC and pursuant to the agreement, the Company reimburses the affiliate for expenses such as base salaries, technology, information services, occupancy, and other expenses. The affiliate also pays certain direct expenses on behalf of the Company, which are allocated back to the Company. Intercompany amounts with this affiliate are settled periodically during the year when working capital permits such repayments. The expense sharing agreement clarifies that the Company has no obligation to reimburse or otherwise compensate the affiliate for any such costs other than as provided in the agreement.

The Company has an expense sharing agreement with eToro Group Ltd, whereby the affiliate provides the Company with certain services and access to certain resources without charge, including IT-related services, the license of the eToro trading platform to the Company, and the creation of marketing materials. The expense sharing agreement clarifies the expenses that would be borne by the Company, as well as the expenses that the affiliate would solely be liable for. The Company has no obligation to repay the affiliate for expenses that the affiliate would solely be liable for.

The Company has an expense sharing agreement with the Parent, whereby the Parent provides the Company with certain services including the license to the eToro options platform and related support and maintenance services for no charge. The Company has no obligation to repay the Parent for such costs. Pursuant to the agreement, the Parent may also provide other administrative services to the Company that the Company would be required to reimburse the Parent for. In the current year, there were no costs allocated from the Parent pursuant to this expense sharing agreement and no amount due to the parent.

The Company has a services agreement with eToro UK Ltd, whereby the affiliate provides the Company with certain services and resources without charge, and the Company offers UK customers the ability to buy and sell U.S. listed options on securities through its options platform.

As of December 31, 2025, the Company had a receivable of $14,645 due from eToro USA Advisors Inc., an affiliate, related to certain expenses that the Company paid on behalf of eToro USA Advisors Inc. eToro USA Advisors Inc. is dormant, however, it has incurred various professional services, business license and registration related costs.

During the year, the Parent approved and paid capital contributions to the Company in the amount of $5,500,000.

NOTE 5.   CONCENTRATIONS OF CREDIT RISK

Cash consists of cash in banks, primarily held at a financial institution which at times may exceed FDIC limits of $250,000. As of December 31, 2025, the cash account balance exceeded federally insured limits by approximately $6,132,231.

The Company is subject to credit risk to the extent any financial institution with which we conduct business is unable to fulfill contractual obligations on our behalf. As we have not experienced any losses in our accounts and we believe that we have placed our cash on deposit with financial institutions which are financially stable, we do not have an expectation of credit losses for these arrangements.

NOTE 6.   COMMITMENTS AND CONTINGENCIES

The Company is subject to various regulatory inquiries and legal proceedings covering a wide range of matters that arise in the ordinary course of its business activities. Although the outcome of the regulatory inquiries cannot be predicted with certainty, in the opinion of management, the outcome of these matters is not expected to have a material adverse effect on the Company's financial condition.

There were no material commitments or contingencies during the year.

NOTE 7.   RISKS REGARDING COMMENCEMENT OF THE BUSINESS AND THE ABILITY OF THE COMPANY TO CONTINUE AS A GOING CONCERN

The Company has generated operating losses during the year ended December 31, 2025. There are many risks related to any business including attracting and retaining new employees, creating an efficient operations platform, acceptance by the marketplace of the business created, and its ability to generate profitable operations and positive cash flows.

While management has created a business in trading equities, ETFs, and options contracts, the Company presently does not have the profitability to support the Company's operations, however financial support from eToro Group Ltd has provided the Company with the capital necessary to support the Company's operations. If the Company is unable to generate adequate sales and achieve profitable operations, eToro Group Ltd. has the ability to and has agreed to provide the necessary financial support to the Company.

NOTE 8.   SUBSEQUENT EVENTS

The Company has evaluated all events and transactions that occurred after December 31, 2025 through the date that the financial statement was available to be issued, March 13, 2026.

NOTE 9.   NET CAPITAL REQUIREMENT

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations, including the SEC and FINRA. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

As a registered broker-dealer, the Company is subject to the SEC's Net Capital Rule (Rule 15c3-1). Pursuant to the Company's membership agreement with FINRA, the Company maintains a minimum "Net Capital" equal to the greater of $100,000 or 6-2/3% of "Aggregate Indebtedness," as defined. Rule 15c3-1 requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rule of the SEC and other regulatory bodies. As of December 31, 2025, the Company's "Net Capital" was $6,362,703 and the "Required Net Capital" was $100,000. As of December 31, 2025, the Company's ratio of aggregate indebtedness to net capital was 0.07 to 1.